UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-3(b):  82.)

                                                                                             Press Release
                                                           FOR IMMEDIATE RELEASE

GRUPO TELEVISA ANNOUNCES CONSUMMATION OF ITS EXCHANGE
OF REGISTERED 8.49% SENIOR NOTES DUE 2037 FOR
UNREGISTERED 8.49% SENIOR NOTES DUE 2037

Mexico City, September 7, 2007 – Grupo Televisa, S.A.B. (“Televisa”; NYSE: TV; BMV: TLEVISA CPO) announced today that it completed its previously announced offer to exchange an equal aggregate principal amount of its outstanding, unregistered 8.49% Senior Notes due 2037 (the "Old Notes") for registered 8.49% Senior Notes due 2037 (the "New Notes"). The exchange offer expired at 5:00 pm New York City Time, on August 22, 2007.

As of the expiration date, the aggregate principal amount of Ps.4,469,100,000, representing 99.3% of the Old Notes, was tendered.  All Old Notes that were properly tendered were accepted for exchange. The closing of the exchange offer occured today, Friday, September 7, 2007. Following the closing of the exchange offer, approximately Ps. 30,900,000 of the aggregate principal amount of the Old Notes will remain outstanding.

All Notes mature on May 11, 2037 and interest will be paid on the Notes semi-annually on each May 11 and November 11, commencing on November 11, 2007.

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

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Investor Relations Contacts:                                                                                                Media Relations Contacts:

Michel Boyance                                                                                                                      Manuel Compeán
Alejandro Eguiluz                                                                                                                  Tel: (5255) 5728 3815
María José Cevallos                                                                                                               Fax: (5255) 5728 3632
Tel: (5255) 5261-2445                                                                                                               mcompean@televisa.com.mx
Fax: (5255)5261-2494                                                                                                                http://www.televisa.com
ir@televisa.com.mx
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: September 11, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President